OPINION RESEARCH CORPORATION
Worldwide Headquarters
P.O. Box 183
Princeton, NJ 08542
February 23, 2006
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Opinion Research Corporation Registration Statement on Form S-3
(File No. 333-50732) (the “Registration Statement”)
Ladies and Gentlemen:
     Opinion Research Corporation, a Delaware corporation (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement referenced above.
     The Registration Statement was originally filed with the Commission on November 27, 2000 in connection with the resale of shares of the Company’s common stock and was declared effective on December 21, 2000. The Registration Statement is being withdrawn because the Company repurchased the securities registered under the Registration Statement and is no longer contractually obligated to have the Registration Statement filed or to maintain its effectiveness. No securities were sold under the Registration Statement.
     Accordingly, we request that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please send copies of the order consenting to the withdrawal of the Registration Statement to my attention at the address set forth above. If you have any questions or comments or require further information or documentation, please contact Darrick M. Mix of Wolf, Block, Schorr and Solis-Cohen LLP at (215) 977-2000. Thank you.

Sincerely, OPINION RESEARCH CORPORATION
By:	/s/ Douglas L. Cox
Douglas L. Cox, Executive Vice
President and Chief Financial Officer